UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ____)*

Green Earth Technologies, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
39303R102
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

| |	Rule 13d-1(b)
| |	Rule 13d-1(c)
|X|	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s) )
Page 1 of 5 Pages

CUSIP No. 39303R102

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Techtronic Industries Co. Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) [ ] (b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER 32,888,889 SHARED VOTING POWER 0 SOLE DISPOSITIVE POWER 32,888,889 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,888,889(1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable	[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 25.5%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

(1)	Includes 2,222,222 shares of Common Stock issuable upon the exercise of immediately exercisable warrants (with the percent ownership calculated based upon an aggregate of 126,962,153 shares outstanding as of January 20, 2010, and assuming the exercise of the warrants to purchase 2,222,222 shares by the reporting person).

Page 2 of 5 Pages

CUSIP No. 39303R102

Item 1(a).	Name of Issuer:

Green Earth Technologies, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

3 Stamford Landing, Suite 200 Stamford, CT 06902

Item 2(a).	Name of Person Filing:

The person filing this Schedule 13G is Techtronic Industries Co. Ltd.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

24/F, CDW Building 388 Castle Peak Road Tsuen Wan, N.T., Hong Kong

Item 2(c).	Citizenship:

Techtronic Industries Co. Ltd. is a Hong Kong corporation

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

39303R102

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

N/A

Page 3 of 5 Pages

CUSIP No. 39303R102

Item 4.	Ownership

(a)	Amount Beneficially Owned: 32,888,889

(b)	Percent of Class: 25.5%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 32,888,889

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 32,888,889

(iv)	shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

N/A

Page 4 of 5 Pages

CUSIP No. 39303R102

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2010

TECHTRONIC INDUSTRIES CO. LTD. By: /s/ Dyann L. Kostello Dyann L. Kostello Vice President and General Counsel

Page 5 of 5 Pages